September 23, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Cecilia Blye, Chief

                 Office of Global Security Risk

Re:	POSCO Annual Report on Form 20-F

Dear Ms. Blye:

Reference is made to your letter dated August 19, 2014 (the “Comment Letter”) addressed to POSCO (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to POSCO’s annual report on Form 20-F for the fiscal year ended December 31, 2013.

The Company would like to request additional days to gather and verify necessary facts as well as to review its response with its advisers. The Company proposes to provide its response by no later than October 20, 2014.

We appreciate your consideration in this matter. If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact POSCO’s Finance Department, to the attention of Min-Yong Noh at +82-2-3457-0103 (fax:+82-2-3457-1931), or POSCO’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at (852) 2532-3723 (fax: 852-2160-1023).

Sincerely,

/s/ Noh, Min-Yong
Noh, Min-Yong
Senior Vice President
Finance & Investment Division
Finance Dept.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 2

cc:	Pamela Long

Assistant Director

Division of Corporation Finance

Pradip Bhaumik

Special Counsel

Office of Global Security Risk

Jinduk Han

Partner

Cleary Gottlieb Steen & Hamilton LLP